UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

NEWS RELEASE

Adastra Board of Directors Recommends Shareholders

REJECT First Quantum’s Revised and Final Offer

and

Announces Receipt of an Increased Offer from Mitsubishi Corporation to Purchase a 14.9% Interest in the Kolwezi Project

Trading: TSX and AIM: Adastra

London, UK (March 24, 2006) – The Board of Directors of Adastra Minerals Inc. (“Adastra”, or the “Company”) announces that it unanimously recommends that Adastra shareholders REJECT First Quantum Minerals Ltd.’s (“First Quantum”) revised and final offer (the “Revised First Quantum Offer”) and NOT TENDER their shares to the Revised First Quantum Offer. Whilst First Quantum has increased its offer, the Board believes that the offer remains inadequate and continues to undervalue the Company and its assets. This belief is strengthened by Adastra’s receipt yesterday of an increased offer from Mitsubishi Corporation to acquire a 14.9% interest in the Kolwezi Project (“Kolwezi”). The proposed transaction with Mitsubishi, revised as described under (4.) below includes a 20% increase in the previously-announced cash consideration offered by Mitsubishi to acquire a 14.9% interest in Kolwezi, and imputes a value of Cdn.$3.01 per fully diluted Adastra share.

In reaching its conclusions, the Board carefully reviewed and considered the Revised First Quantum Offer, with the benefit of advice from its financial and legal advisers and the report and recommendation of a Special Committee of Adastra directors (the “Special Committee”) who are independent of Adastra management. The Board’s assessment of the Revised First Quantum Offer and the reasons for the recommendation that shareholders reject the Revised First Quantum Offer are set out in a Notice of Change to Directors’ Circular to be issued shortly. The full text of the inadequacy opinion of N M Rothschild & Sons Limited referred to below will be appended to the Notice of Change. Shareholders are urged to read the Notice of Change in its entirety.

Bernard Vavala, Chairman, said: “Having reviewed First Quantum’s revised and final offer, the Board is of the unanimous view that it is inadequate and recommends that Adastra shareholders reject the offer by not tendering. The Board believes that completion by management of the financing, development and commissioning of the Kolwezi Project together with Mitsubishi Corporation, will result in better value for Adastra shareholders than the Revised First Quantum Offer.”

In the Notice of Change, the Board recommends rejecting the Revised First Quantum Offer based on a number of factors, including:

1.	The Revised First Quantum Offer significantly undervalues Kolwezi.
•

The Revised First Quantum Offer significantly undervalues Adastra’s interest in its principal asset, Kolwezi, a tailings project in the Democratic Republic of Congo. The recently completed definitive feasibility study for Kolwezi (the “DFS”) has calculated the net present value of Adastra’s interest in the project at Cdn.$5.14 per fully-diluted Adastra share (based on the number of Adastra shares, options and warrants outstanding as at March 6, 2006) using a 10% real discount rate, Cdn.$3.93 per fully-diluted Adastra share using a 12% real discount rate and Cdn.$3.07 per fully-diluted Adastra share using a 14% real discount rate. These values are significantly higher than the stated value of the Revised First Quantum Offer of Cdn.$2.65, and higher than the Cdn.$2.92 implied value of the Revised First Quantum Offer based on the March 23, 2006 closing price of First Quantum shares (assuming full pro-ration of the maximum cash and shares element).

•

The Revised First Quantum Offer fails to attribute value to the potential to expand output from Kolwezi if the cobalt market permits. While there can be no assurance that expansion will occur, the DFS incorporates a plant layout which would allow the doubling of operating capacity of Kolwezi. The CRU Strategies Ltd. market study prepared for Adastra projects that demand for cobalt will grow by 4.25% annually through to 2020 which would support the proposed expansion of Kolwezi. Such an expansion, if it were to occur within 5 to 6 years of commencement of production, would be expected to increase the net present value of Adastra’s interest in Kolwezi by approximately 75%, an increase of approximately Cdn.$2.30 per fully-diluted Adastra share based on the assumptions set out in the DFS and using a 14% discount rate.

2.	The Revised First Quantum Offer fails to attribute value to Adastra’s other assets.
•

The Revised First Quantum Offer fails to attribute value to Adastra’s other assets, which include (i) the sub-surface exploration rights under the whole of Kolwezi licence area, (ii) Adastra’s option over the Kipushi underground zinc-copper mine in the southern region of the Democratic Republic of Congo, and (iii) Adastra’s prospective exploration licence in Solwezi, Zambia, which is contiguous with the Kipushi deposit. Management believes that a conservative valuation of these assets is approximately US$10 million, or the equivalent of approximately Cdn.$0.13 per Adastra share (on a fully-diluted basis).

3.	The Revised First Quantum Offer undervalues Adastra’s contribution to a combined entity.
•

The Revised First Quantum Offer fails to reflect the value contributed by Adastra’s assets to a combined entity and does not provide Adastra shareholders with the benefit of any of the synergies which First Quantum has claimed would arise from a combination of the two companies.

•

The all share election under the Revised First Quantum Offer of one First Quantum common share for every 14.76 Adastra shares is only a marginal improvement over the exchange ratio of 1 to 15 that was indicated to Adastra on December 1, 2005 and that was determined by the Board of Directors to significantly undervalue Adastra’s contribution to a combined entity.

•

Adastra estimates that it would contribute approximately 55% of the in situ copper equivalent reserves to a combined entity. This contrasts with the maximum of 7.4% of the combined entity’s equity that Adastra shareholders would receive if the maximum 4.93 million First Quantum common shares were issued to Adastra shareholders under the Revised First Quantum Offer (which would increase to 8.6% of the combined entity if Adastra shareholders were to use the maximum of Cdn.$36.3 million of cash offered under the Revised First Quantum Offer to purchase First Quantum common shares in the market (based on First Quantum’s March 23, 2006 closing price of Cdn.$43.82)).

•

The average net asset value of First Quantum estimated in research reports published by six separate investment analysts following the recent release of First Quantum’s 2005 year-end results was approximately Cdn.$2.1 billion. The DFS values Adastra’s 65% interest in Kolwezi at Cdn.$256 million (at a discount rate of 14%). Even excluding the value associated with the possible expansion of Kolwezi and Adastra’s other assets, such relative valuations suggest an exchange ratio of approximately 11.5 Adastra shares for one First Quantum common share – not 14.76 Adastra shares for one First Quantum common share.

4.	The Revised First Quantum Offer is lower than the value imputed to Adastra by Mitsubishi’s revised offer.
•

On March 23, 2006, Mitsubishi advised Adastra that, following its review of the DFS and the substantial completion of its technical due diligence of the Project, it was prepared to amend the principal terms agreed between the two companies on January 10, 2006 (and described in Adastra’s Directors’ Circular of February 17, 2006 responding to First Quantum’s initial offer). Mitsubishi’s revised offer has the following key terms:

•

Mitsubishi’s cash payment to Adastra when Kolwezi’s loan financing is secured will be increased by 20% from US$37.5 million to US$45 million, and the agreed monetary cap on Mitsubishi’s total exposure will be increased accordingly;

•	The US$12.5 million loan to Kingamyambo Musonoi Tailings SARL, Adastra’s subsidiary, to be made by Mitsubishi on Adastra’s behalf remains unchanged;
•	Mitsubishi’s obligation to fund its share of Kolwezi’s owners’ costs until loan financing is secured will be capped at US$2.6 million; and
•	Mitsubishi will be granted two additional quotational period options when pricing copper purchased under its offtake contract for Kolwezi’s production.
•

The revised Mitsubishi transaction remains subject to the completion of confirmatory due diligence, negotiation of definitive agreements and the approval of the Board of Directors of each of Adastra and Mitsubishi. While Management of Adastra is confident that the Mitsubishi transaction can be completed as above, there can be no assurance that the Mitsubishi transaction will be completed, or will be completed on such terms.

•

Based on the terms of the Mitsubishi transaction outlined in the Directors’ Circular (amended as described above), Adastra calculates that the Mitsubishi transaction now values Adastra’s interest in Kolwezi at US$202 million. After adjusting for management’s US$10 million valuation of Adastra’s other assets and the expected proceeds from the exercise of options and warrants (as described in the Directors’ Circular), the Mitsubishi transaction – which would leave Adastra in control of Kolwezi– imputes a value of Cdn.$3.01 per Adastra share on a fully-diluted basis. The Revised First Quantum Offer is lower than this, despite being a change of control transaction.

5.	The Revised First Quantum Offer is financially inadequate.
•

Rothschild has delivered a written opinion to the Special Committee and the Board that, as of March 23, 2006 and subject to the assumptions, limitations and qualifications set forth therein, the consideration under the Revised First Quantum Offer is inadequate, from a financial point of view, to Adastra shareholders.

6.	The Revised First Quantum Offer subjects Adastra shareholders to the volatility of First Quantum’s share price.
•

The value of the Revised First Quantum Offer is vulnerable to the volatility of First Quantum’s share price, which is highly sensitive to the price of copper. Copper is trading at an all-time high. Since the announcement of the Initial First Quantum Offer to March 23, 2006, the closing price of First Quantum’s common shares on the Toronto Stock Exchange has ranged between Cdn.$33.85 and Cdn.$43.82.

How to withdraw your Adastra shares from the Revised First Quantum Offer

Shareholders who have deposited Adastra shares under the First Quantum Offer and who wish to obtain advice or assistance in withdrawing their Adastra shares are urged to contact The Equicom Group (in North America) toll free at 1-800-385-5451 or Adastra (in Europe and elsewhere) at +44 (0)20 7257 2040.

The Revised First Quantum Offer

On March 20, 2006 First Quantum Minerals announced that it had increased its offer for Adastra Minerals Inc. to Cdn.$2.65 per share.

In the revised offer, Adastra's common shareholders will have the right to elect to receive Cdn.$2.65 in cash per Adastra common share or 1 First Quantum common share for each 14.76 Adastra common shares, subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash to be paid by First Quantum will be approximately Cdn.$36.3 million, and the maximum number of First Quantum common shares to be issued will be approximately 4.9 million, taking into account the conversion of Adastra's outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately Cdn.$7.35 million in cash and 1 First Quantum common share for each 17.5 Adastra common shares subject to the offer (this equates to approximately Cdn.$0.42 in cash and approximately 0.057 First Quantum common shares per Adastra common share).

Adastra shareholders who tender to the Revised First Quantum Offer and receive share consideration will be eligible to receive First Quantum’s final 2005 dividend of Cdn.$0.265 per First Quantum common share, equivalent to approximately Cdn.$0.015 per Adastra share on a full pro-ration basis.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “Adastra”. It is currently developing several mineral assets in Central

Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"), the Kolwezi Project's net present value, its overall economic potential, the availability of project financing, the likelihood of completion of a transaction with Mitsubishi Corporation, the completion of farm-in agreements in respect of the sub-surface rights to the Kolwezi Project and the Company’s Solwezi licence area, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis, the effect on Adastra’s near term share price should the Revised First Quantum Offer fail, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

NEWS RELEASE

Initial Subsurface Sampling at Kolwezi Yields

Encouraging Results

Trading: TSX and AIM: AAA

London, UK (March 24, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) reports widespread copper and cobalt mineralisation from initial reconnaissance sampling on its subsurface licence area at Kolwezi in the Democratic Republic of Congo (“DRC”).

This initial stage of the programme, undertaken by consultants ACA Howe International Limited (“ACA Howe”), was designed to conduct a preliminary assessment of the subsurface mineralisation in order to plan a suitable drilling programme.

Thirty two 1 metre channel samples were collected from the artisanal pits at Kananga West area, which extend over a 350m east-west strike length; all returned anomalous copper and cobalt values. Weighted averaged assay intervals returned from the sampling included:

•	17 metres averaging 0.7% Co and 0.19% Cu, including 1 metre @ 6.35% Co and 0.41% Cu;
•	7 metres @ 0.27% Co and 0.08% Cu; and
•	8 metres @ 0.31% Co and 0.11% Cu.

Due to pit geometry and safety considerations, these samples were taken down dip and are not representative of true thickness, although they indicate lateral continuity of mineralisation both across and along strike.

Channel sampling at the Kananga Quarry also produced encouraging results, with the majority of the twenty-five 2 metre samples taken from the 50 metre long quarry face being anomalous to weakly anomalous. From the samples taken across strike, perpendicular to the mineralisation, a length-weighted averaged assay interval of 50 metres @ 0.32% Co and 0.1% Cu with a maximum of 2 metres internal dilution was returned; this included 12 metres @ 0.94% Co and 0.2% Cu.

An additional five 1 metre channel samples were collected from the West Kingamyambo pits situated some 2 km west of Kananga West. Four of these returned weakly anomalous cobalt values ranging from 0.08% to 0.42%; one sample returned 0.29% copper.

Five contiguous chip-channel samples were collected from the GH pits, situated some 2 km south of Kananga West, where artisanal miners are extracting stratabound malachite. The samples were perpendicular to mineralisation and represent a true sampled width of 5 metres. While only weak cobalt results were returned over the sampled interval, ranging from 0.09 to 0.25% Co and averaging 0.16% Co, copper values were elevated over the interval and ranged from 0.36 to 1.37%, averaging 0.77% Cu.

All samples were submitted to Mintek in South Africa for assay analysis of copper and cobalt.

Tim Read, President and CEO of Adastra said: “We are very encouraged by these initial results at the Kananga area of our subsurface licence. Although further work will be required to provide a resource estimate, the results add weight to our belief that extensive copper and cobalt mineralisation remains within the area.”

Subvertical, east-west striking mineralisation was observed to a depth of 60 metres below surface in the deepest workings. ACA Howe has recommended that Adastra undertake a programme of exploration drilling to test the ground between the Kananga Quarry and the Kananga West pits, which has approximate dimensions of 1,400 metres strike length over a width of 50 metres. With this area now identified as a primary target, additional work will be undertaken to delineate the mineralisation further.

Adastra’s licence for subsurface exploration covers an area of 6,200 hectares, with coordinates identical to the Kolwezi Tailings Licence owned by Adastra’s subsidiary Kingamyambo Musonoi Tailings sarl. The renewable licence, which was granted to Roan Prospecting and Mining Sprl, a wholly-owned Congolese subsidiary of Adastra, has a validity of five years. It was issued by the Mining Cadastre and endorsed by a Ministerial Decree (n°455/cab min/01/2005 of the 24 August 2005) and signed by the Minister of Mines for the DRC. The subsurface rights cover areas of past mining activity, including the Kingamyambo, Kananga West, Kananga East and Clippe Nord deposits.

Dr D. Patrick of ACA Howe, a “qualified person” within the definition of that term in Canadian Securities Administrators’ NI 43-101, has verified the data disclosed herein.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi tailings project, and the possible rehabilitation of the Kipushi zinc mine, in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"), the Kolwezi Project's net present value, its overall economic potential, the availability of project financing, the likelihood of completion of a transaction with Mitsubishi transaction and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.com and www.sedar.com.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

March 24, 2006

Item 3.	News Release

The News Release dated March 24, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Board of Directors of the Company announced that it unanimously recommends that the Company's shareholders REJECT First Quantum Minerals Ltd.'s ("First Quantum") revised and final offer (the "Revised First Quantum Offer") and NOT TENDER their shares to the Revised First Quantum Offer. Whilst First Quantum has increased its offer, the Board believes that the offer remains inadequate and continues to undervalue the Company and its assets. This belief is strengthened by the Company's receipt yesterday of an increased offer from Mitsubishi Corporation to acquire a 14.9% interest in the Kolwezi Project ("Kolwezi"). The proposed transaction with Mitsubishi, revised as described in the news release attached hereto as Schedule "A", includes a 20% increase in the previously-announced cash consideration offered by Mitsubishi to acquire a 14.9% interest in Kolwezi, and imputes a value of Cdn.$3.01 per fully-diluted Company share.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 24th day of March, 2006.

SCHEDULE “A”

NEWS RELEASE

Adastra Board of Directors Recommends Shareholders

REJECT First Quantum’s Revised and Final Offer

and

Announces Receipt of an Increased Offer from Mitsubishi Corporation to Purchase a 14.9% Interest in the Kolwezi Project

Trading: TSX and AIM: Adastra

London, UK (March 24, 2006) – The Board of Directors of Adastra Minerals Inc. (“Adastra”, or the “Company”) announces that it unanimously recommends that Adastra shareholders REJECT First Quantum Minerals Ltd.’s (“First Quantum”) revised and final offer (the “Revised First Quantum Offer”) and NOT TENDER their shares to the Revised First Quantum Offer. Whilst First Quantum has increased its offer, the Board believes that the offer remains inadequate and continues to undervalue the Company and its assets. This belief is strengthened by Adastra’s receipt yesterday of an increased offer from Mitsubishi Corporation to acquire a 14.9% interest in the Kolwezi Project (“Kolwezi”). The proposed transaction with Mitsubishi, revised as described under (4.) below includes a 20% increase in the previously-announced cash consideration offered by Mitsubishi to acquire a 14.9% interest in Kolwezi, and imputes a value of Cdn.$3.01 per fully diluted Adastra share.

In reaching its conclusions, the Board carefully reviewed and considered the Revised First Quantum Offer, with the benefit of advice from its financial and legal advisers and the report and recommendation of a Special Committee of Adastra directors (the “Special Committee”) who are independent of Adastra management. The Board’s assessment of the Revised First Quantum Offer and the reasons for the recommendation that shareholders reject the Revised First Quantum Offer are set out in a Notice of Change to Directors’ Circular to be issued shortly. The full text of the inadequacy opinion of N M Rothschild & Sons Limited referred to below will be appended to the Notice of Change. Shareholders are urged to read the Notice of Change in its entirety.

Bernard Vavala, Chairman, said: “Having reviewed First Quantum’s revised and final offer, the Board is of the unanimous view that it is inadequate and recommends that Adastra shareholders reject the offer by not tendering. The Board believes that completion by management of the financing, development and commissioning of the Kolwezi Project together with Mitsubishi Corporation, will result in better value for Adastra shareholders than the Revised First Quantum Offer.”

In the Notice of Change, the Board recommends rejecting the Revised First Quantum Offer based on a number of factors, including:

1.	The Revised First Quantum Offer significantly undervalues Kolwezi.
•

The Revised First Quantum Offer significantly undervalues Adastra’s interest in its principal asset, Kolwezi, a tailings project in the Democratic Republic of Congo. The recently completed definitive feasibility study for Kolwezi (the “DFS”) has calculated the net present value of Adastra’s interest in the project at Cdn.$5.14 per fully-diluted Adastra share (based on the number of Adastra shares, options and warrants outstanding as at March 6, 2006) using a 10% real discount rate, Cdn.$3.93 per fully-diluted Adastra share using a 12% real discount rate and Cdn.$3.07 per fully-diluted Adastra share using a 14% real discount rate. These values are significantly higher than the stated value of the Revised First Quantum Offer of Cdn.$2.65, and higher than the Cdn.$2.92 implied value of the Revised First Quantum Offer based on the March 23, 2006 closing price of First Quantum shares (assuming full pro-ration of the maximum cash and shares element).

•

The Revised First Quantum Offer fails to attribute value to the potential to expand output from Kolwezi if the cobalt market permits. While there can be no assurance that expansion will occur, the DFS incorporates a plant layout which would allow the doubling of operating capacity of Kolwezi. The CRU Strategies Ltd. market study prepared for Adastra projects that demand for cobalt will grow by 4.25% annually through to 2020 which would support the proposed expansion of Kolwezi. Such an expansion, if it were to occur within 5 to 6 years of commencement of production, would be expected to increase the net present value of Adastra’s interest in Kolwezi by approximately 75%, an increase of approximately Cdn.$2.30 per fully-diluted Adastra share based on the assumptions set out in the DFS and using a 14% discount rate.

2.	The Revised First Quantum Offer fails to attribute value to Adastra’s other assets.
•

The Revised First Quantum Offer fails to attribute value to Adastra’s other assets, which include (i) the sub-surface exploration rights under the whole of Kolwezi licence area, (ii) Adastra’s option over the Kipushi underground zinc-copper mine in the southern region of the Democratic Republic of Congo, and (iii) Adastra’s prospective exploration licence in Solwezi, Zambia, which is contiguous with the Kipushi deposit. Management believes that a conservative valuation of these assets is approximately US$10 million, or the equivalent of approximately Cdn.$0.13 per Adastra share (on a fully-diluted basis).

3.	The Revised First Quantum Offer undervalues Adastra’s contribution to a combined entity.
•

The Revised First Quantum Offer fails to reflect the value contributed by Adastra’s assets to a combined entity and does not provide Adastra shareholders with the benefit of any of the synergies which First Quantum has claimed would arise from a combination of the two companies.

•

The all share election under the Revised First Quantum Offer of one First Quantum common share for every 14.76 Adastra shares is only a marginal improvement over the exchange ratio of 1 to 15 that was indicated to Adastra on December 1, 2005 and that was determined by the Board of Directors to significantly undervalue Adastra’s contribution to a combined entity.

•

Adastra estimates that it would contribute approximately 55% of the in situ copper equivalent reserves to a combined entity. This contrasts with the maximum of 7.4% of the combined entity’s equity that Adastra shareholders would receive if the maximum 4.93 million First Quantum common shares were issued to Adastra shareholders under the Revised First Quantum Offer (which would increase to 8.6% of the combined entity if Adastra shareholders were to use the maximum of Cdn.$36.3 million of cash offered under the Revised First Quantum Offer to purchase First Quantum common shares in the market (based on First Quantum’s March 23, 2006 closing price of Cdn.$43.82)).

•

The average net asset value of First Quantum estimated in research reports published by six separate investment analysts following the recent release of First Quantum’s 2005 year-end results was approximately Cdn.$2.1 billion. The DFS values Adastra’s 65% interest in Kolwezi at Cdn.$256 million (at a discount rate of 14%). Even excluding the value associated with the possible expansion of Kolwezi and Adastra’s other assets, such relative valuations suggest an exchange ratio of approximately 11.5 Adastra shares for one First Quantum common share – not 14.76 Adastra shares for one First Quantum common share.

4.	The Revised First Quantum Offer is lower than the value imputed to Adastra by Mitsubishi’s revised offer.
•

On March 23, 2006, Mitsubishi advised Adastra that, following its review of the DFS and the substantial completion of its technical due diligence of the Project, it was prepared to amend the principal terms agreed between the two companies on January 10, 2006 (and described in Adastra’s Directors’ Circular of February 17, 2006 responding to First Quantum’s initial offer). Mitsubishi’s revised offer has the following key terms:

•

Mitsubishi’s cash payment to Adastra when Kolwezi’s loan financing is secured will be increased by 20% from US$37.5 million to US$45 million, and the agreed monetary cap on Mitsubishi’s total exposure will be increased accordingly;

•	The US$12.5 million loan to Kingamyambo Musonoi Tailings SARL, Adastra’s subsidiary, to be made by Mitsubishi on Adastra’s behalf remains unchanged;
•	Mitsubishi’s obligation to fund its share of Kolwezi’s owners’ costs until loan financing is secured will be capped at US$2.6 million; and
•	Mitsubishi will be granted two additional quotational period options when pricing copper purchased under its offtake contract for Kolwezi’s production.
•

The revised Mitsubishi transaction remains subject to the completion of confirmatory due diligence, negotiation of definitive agreements and the approval of the Board of Directors of each of Adastra and Mitsubishi. While Management of Adastra is confident that the Mitsubishi transaction can be completed as above, there can be no assurance that the Mitsubishi transaction will be completed, or will be completed on such terms.

•

Based on the terms of the Mitsubishi transaction outlined in the Directors’ Circular (amended as described above), Adastra calculates that the Mitsubishi transaction now values Adastra’s interest in Kolwezi at US$202 million. After adjusting for management’s US$10 million valuation of Adastra’s other assets and the expected proceeds from the exercise of options and warrants (as described in the Directors’ Circular), the Mitsubishi transaction – which would leave Adastra in control of Kolwezi– imputes a value of Cdn.$3.01 per Adastra share on a fully-diluted basis. The Revised First Quantum Offer is lower than this, despite being a change of control transaction.

5.	The Revised First Quantum Offer is financially inadequate.
•

Rothschild has delivered a written opinion to the Special Committee and the Board that, as of March 23, 2006 and subject to the assumptions, limitations and qualifications set forth therein, the consideration under the Revised First Quantum Offer is inadequate, from a financial point of view, to Adastra shareholders.

6.	The Revised First Quantum Offer subjects Adastra shareholders to the volatility of First Quantum’s share price.
•

The value of the Revised First Quantum Offer is vulnerable to the volatility of First Quantum’s share price, which is highly sensitive to the price of copper. Copper is trading at an all-time high. Since the announcement of the Initial First Quantum Offer to March 23, 2006, the closing price of First Quantum’s common shares on the Toronto Stock Exchange has ranged between Cdn.$33.85 and Cdn.$43.82.

How to withdraw your Adastra shares from the Revised First Quantum Offer

Shareholders who have deposited Adastra shares under the First Quantum Offer and who wish to obtain advice or assistance in withdrawing their Adastra shares are urged to contact The Equicom Group (in North America) toll free at 1-800-385-5451 or Adastra (in Europe and elsewhere) at +44 (0)20 7257 2040.

The Revised First Quantum Offer

On March 20, 2006 First Quantum Minerals announced that it had increased its offer for Adastra Minerals Inc. to Cdn.$2.65 per share.

In the revised offer, Adastra's common shareholders will have the right to elect to receive Cdn.$2.65 in cash per Adastra common share or 1 First Quantum common share for each 14.76 Adastra common shares, subject to pro ration based upon the maximum amount of cash and First Quantum common shares offered. The maximum amount of cash to be paid by First Quantum will be approximately Cdn.$36.3 million, and the maximum number of First Quantum common shares to be issued will be approximately 4.9 million, taking into account the conversion of Adastra's outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately Cdn.$7.35 million in cash and 1 First Quantum common share for each 17.5 Adastra common shares subject to the offer (this equates to approximately Cdn.$0.42 in cash and approximately 0.057 First Quantum common shares per Adastra common share).

Adastra shareholders who tender to the Revised First Quantum Offer and receive share consideration will be eligible to receive First Quantum’s final 2005 dividend of Cdn.$0.265 per First Quantum common share, equivalent to approximately Cdn.$0.015 per Adastra share on a full pro-ration basis.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “Adastra”. It is currently developing several mineral assets in Central

Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Charles Mercey / Stuart Vincent

Tel.: +44 (0)20 7280 5000

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"), the Kolwezi Project's net present value, its overall economic potential, the availability of project financing, the likelihood of completion of a transaction with Mitsubishi Corporation, the completion of farm-in agreements in respect of the sub-surface rights to the Kolwezi Project and the Company’s Solwezi licence area, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis, the effect on Adastra’s near term share price should the Revised First Quantum Offer fail, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

March 24, 2006

Item 3.	News Release

The News Release dated March 24, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that initial reconnaissance sampling on its subsurface licence area at Kolwezi in the Democratic Republic of Congo had encountered widespread anomalous copper and cobalt mineralisation.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 24th day of March, 2006.

SCHEDULE “A”

NEWS RELEASE

Initial Subsurface Sampling at Kolwezi Yields

Encouraging Results

Trading: TSX and AIM: AAA

London, UK (March 24, 2006) Adastra Minerals Inc. (“Adastra” or the “Company”) reports widespread copper and cobalt mineralisation from initial reconnaissance sampling on its subsurface licence area at Kolwezi in the Democratic Republic of Congo (“DRC”).

This initial stage of the programme, undertaken by consultants ACA Howe International Limited (“ACA Howe”), was designed to conduct a preliminary assessment of the subsurface mineralisation in order to plan a suitable drilling programme.

Thirty two 1 metre channel samples were collected from the artisanal pits at Kananga West area, which extend over a 350m east-west strike length; all returned anomalous copper and cobalt values. Weighted averaged assay intervals returned from the sampling included:

•	17 metres averaging 0.7% Co and 0.19% Cu, including 1 metre @ 6.35% Co and 0.41% Cu;
•	7 metres @ 0.27% Co and 0.08% Cu; and
•	8 metres @ 0.31% Co and 0.11% Cu.

Due to pit geometry and safety considerations, these samples were taken down dip and are not representative of true thickness, although they indicate lateral continuity of mineralisation both across and along strike.

Channel sampling at the Kananga Quarry also produced encouraging results, with the majority of the twenty-five 2 metre samples taken from the 50 metre long quarry face being anomalous to weakly anomalous. From the samples taken across strike, perpendicular to the mineralisation, a length-weighted averaged assay interval of 50 metres @ 0.32% Co and 0.1% Cu with a maximum of 2 metres internal dilution was returned; this included 12 metres @ 0.94% Co and 0.2% Cu.

An additional five 1 metre channel samples were collected from the West Kingamyambo pits situated some 2 km west of Kananga West. Four of these returned weakly anomalous cobalt values ranging from 0.08% to 0.42%; one sample returned 0.29% copper.

Five contiguous chip-channel samples were collected from the GH pits, situated some 2 km south of Kananga West, where artisanal miners are extracting stratabound malachite. The samples were perpendicular to mineralisation and represent a true sampled width of 5 metres. While only weak cobalt results were returned over the sampled interval, ranging from 0.09 to 0.25% Co and averaging 0.16% Co, copper values were elevated over the interval and ranged from 0.36 to 1.37%, averaging 0.77% Cu.

All samples were submitted to Mintek in South Africa for assay analysis of copper and cobalt.

Tim Read, President and CEO of Adastra said: “We are very encouraged by these initial results at the Kananga area of our subsurface licence. Although further work will be required to provide a resource estimate, the results add weight to our belief that extensive copper and cobalt mineralisation remains within the area.”

Subvertical, east-west striking mineralisation was observed to a depth of 60 metres below surface in the deepest workings. ACA Howe has recommended that Adastra undertake a programme of exploration drilling to test the ground between the Kananga Quarry and the Kananga West pits, which has approximate dimensions of 1,400 metres strike length over a width of 50 metres. With this area now identified as a primary target, additional work will be undertaken to delineate the mineralisation further.

Adastra’s licence for subsurface exploration covers an area of 6,200 hectares, with coordinates identical to the Kolwezi Tailings Licence owned by Adastra’s subsidiary Kingamyambo Musonoi Tailings sarl. The renewable licence, which was granted to Roan Prospecting and Mining Sprl, a wholly-owned Congolese subsidiary of Adastra, has a validity of five years. It was issued by the Mining Cadastre and endorsed by a Ministerial Decree (n°455/cab min/01/2005 of the 24 August 2005) and signed by the Minister of Mines for the DRC. The subsurface rights cover areas of past mining activity, including the Kingamyambo, Kananga West, Kananga East and Clippe Nord deposits.

Dr D. Patrick of ACA Howe, a “qualified person” within the definition of that term in Canadian Securities Administrators’ NI 43-101, has verified the data disclosed herein.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi tailings project, and the possible rehabilitation of the Kipushi zinc mine, in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilising political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements, include but are not limited to the Company's plans for its Kolwezi Project in the Democratic Republic of Congo ("DRC"), the Kolwezi Project's net present value, its overall economic potential, the availability of project financing, the likelihood of completion of a transaction with Mitsubishi transaction and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing or complete the proposed transaction with Mitsubishi Corporation on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.com and www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date March 24, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director